SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

____ 1 ____

THE FIRST TWO FULL PARAGRAPHS OF THE PRESS RELEASE IN EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-12350, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112, 333-111113 AND 333-134355), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Completes Acquisition of IEX Corporation. Dated July 7, 2006

____ 2 ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated:  July 7, 2006

____ 3 ____

EXHIBIT INDEX

Press Release: NICE Completes Acquisition of IEX Corporation. Dated July 7, 2006

____ 4 ____

NICE Completes Acquisition of IEX Corporation

Ra`anana, Israel, July 7, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) today announced the completion of its acquisition of  IEX Corporation, a leading provider of workforce management, strategic planning and performance management solutions for the contact center.  The acquisition of IEX Corporation, originally announced on April 28th, 2006, was an all-cash transaction for $200 million.

The IEX and Performix acquisitions, the latter of which was completed on May 22nd, 2006, are part of NICE`s strategic vision to provide a comprehensive range of solutions for all aspects of contact center business performance and analytics.  The combination of solutions from NICE, IEX and Performix enables contact centers to gain the first holistic view of contact center performance, addressing stakeholders at all levels, and providing enterprise users with critical insights on strategic business issues.

NICE reiterates previous announced guidance where the acquisitions of IEX and Performix are expected to add $28 - $30 million to NICE`s top-line in the second half of 2006.  Pro forma EPS per diluted share is expected to increase by $0.05 - $0.06, post split.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), offering comprehensive performance management and interaction analytics solutions for the enterprise and public safety and security markets.  Advanced interaction analytics are performed on unstructured multimedia content - from telephony, web, radio and video communications.  NICE brings the power of Insight from Interactions to IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, enabling them to proactively improve business and operational performance and address security threats.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Sadan	NICE Systems galit.sadan@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____ 5 ____